Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, NEW ZEALAND AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

Midatech Pharma plc

(“Midatech” or the “Company”)

Proposed Placing and Open Offer

-     £12m minimum raise including the proposed Placing and Subscription

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, announces a proposed issue of Units (each Unit comprising one New Ordinary Share and one Warrant) at an issue price of 3.85 pence per Unit to raise a minimum of approximately £4.0 million before expenses (the “Placing”).

In addition, to provide Qualifying Shareholders with an opportunity to participate in the fundraise at the Issue Price, subject to the successful closing of the Placing, the Company proposes to make an Open Offer to all Qualifying Shareholders to raise additional gross proceeds of up to approximately £0.75 million for the Company. The Open Offer is intended to be made on the basis of 0.318 Units for every 1 Existing Ordinary Share held by the Qualifying Shareholder on the Record Date.

The Issue Price of 3.85 pence represents a discount of approximately 6.1 per cent. to the closing mid-market price of 4.10 pence per Ordinary Share on 1 February 2019, the latest practicable date prior to the announcement of the opening of the Placing.

The Placing and Open Offer follows the Company’s announcement on 29 January 2019 (the “Subscription Announcement”) that it has entered into conditional agreements with a subsidiary of China Medical System Holdings Limited (“CMS”) and A&B (HK) Company Ltd to raise £8 million in aggregate through the issue of 207,792,206 Units at the Issue Price (the “Subscription”). Subject to completion of the Subscription and Admission, the Company has entered into the CMS Licence Agreement for the development and commercialisation of the Group's pipeline of products in Greater China and certain countries in south east Asia. The Placing and Open Offer Units are priced on identical terms as the Subscription.

Completion of the proposed Subscription, Placing and Open Offer (together the “Capital Raising”) is subject inter alia to Shareholder approval. In the event that Shareholder approval for the Resolutions is not forthcoming at the General Meeting, neither the Subscription, the Placing Agreement, the Open Offer or the CMS Licence Agreement will proceed and the Directors believe it is unlikely that the Company will be able to continue as a going concern.  The Company currently only has sufficient working capital until approximately mid-March 2019.

The net proceeds of the Placing, when combined with the net proceeds of the Subscription, are expected to provide the Company with an estimated cash runway through Q1 2020. Based on current expectations on trial design, clinical trial approvals and associated costs, the Directors believe that this funding would allow the Company to deliver top line data readout on a pivotal MTD201 clinical trial and potentially interim efficacy data on MTX110’s open label study.

Subject to regulatory acceptance of proposed trial design, successful outcome of the trial and successful scale-up of manufacturing, the intention is to file an NDA in 2021.

In addition to the Capital Raising, the Company will continue to focus on pursuing non-dilutive funding in the form of loans and grants to support the manufacturing scale-up costs for MTD201 which are estimated to be approximately €14.8 million. Successful scale-up will be required ahead of an NDA for MTD201. In particular, the Company has now completed its submission to the Spanish Government for a loan to support the Group's manufacturing scale-up capabilities, which, if successful, is expected to cover up to 75% of the qualifying manufacturing scale-up cost. The outcome of this loan application is expected to be known around the end of H1 2019. Further funding, potentially in the form of additional non-dilutive financing, will be required to complete the scale-up.

The Company also continues to explore opportunities for additional non-dilutive funding in the form of licence agreements for its lead products in unencumbered core and non-core territories.

The Company is committed to continued cost reduction across the business and as such will reduce the existing Board by three Non-Executive Directors effective on Admission. In addition the Company will be conducting a full review of all members of the Board, and where appropriate considering new members, in consultation with its Nomad and significant shareholders; taking into account such shareholders input. It is expected that the review be completed within two months from Admission.

The Directors estimate that the trial cost for MTD201 will be approximately £5 million to £7 million; on Admission the Directors have agreed such funds will be segregated into an account to be held specifically to fund the trial.

The Placing will be conducted by way of an accelerated bookbuilding process (the "Bookbuild") which will be launched immediately following this Announcement in accordance with the terms and conditions set out in Appendix II. The Placing Shares are not being made available to the public.

It is envisaged that the Bookbuild will be closed no later than 4.30 p.m. GMT, 5 February 2019. Details of the number of Placing Shares and the approximate gross proceeds of the Placing will be announced as soon as practicable after the closing of the Bookbuild. Neither the Placing nor Open Offer is underwritten.

The Placing and Open Offer is conditional upon, inter alia:

•	the passing of the Resolutions in order to ensure that the Directors have the necessary authorities and powers to allot the New Ordinary Shares;
•	admission of the New Ordinary Shares to trading on AIM becoming effective; and
•	the Placing Agreement between the Company, Stifel and Panmure Gordon not having been terminated.

As noted above and in the Subscription Announcement, the Subscription is also conditional on Shareholder approval of the Resolutions. The terms of the Subscription give rise to certain considerations under the Takeover Code as a result of the proposed issue of Subscription Shares and Subscriber Warrants to the Subscribers. CMS, (including its subsidiary CMS Venture), A&B (HK) and Mr. Lam Kong together comprise a concert party (the "Concert Party"). Excluding the Placing Shares and the Open Offer Shares, upon completion of the Subscription, the Concert Party would have an aggregate shareholding in the Company of approximately 77.3 per cent. of the Enlarged Share Capital. The issue of the Warrants to the Subscribers would mean that, if exercised (and assuming no other new Ordinary Shares are issued prior to any such exercise), the Concert Party's aggregate shareholding would increase to up to 415,584,412 Ordinary Shares, representing up to 87.2 per cent. of the then further Enlarged Share Capital of the Company (excluding any shares which may be issued pursuant to the Placing or Open Offer). Accordingly, completion of the Subscription and the CMS Licence Agreement is also conditional on a waiver of Rule 9 of the Takeover Code being permitted by the Takeover Panel, which would be subject to the approval by the Independent Shareholders of a waiver of any obligation of the Concert Party (or any of its members) to make a mandatory general offer to the Company's shareholders under Rule 9 of the Takeover Code upon issue of the Subscription Shares arising from the Subscription and upon exercise of the Subscriber Warrants granted to the Subscribers ("Panel Waiver"). There is no guarantee that the Independent Shareholders will approve the Panel Waiver. If the Panel Waiver is not approved, neither the Subscription, the CMS Licence Agreement, the Placing or the Open Offer will proceed and, as noted above, it is unlikely that the Company will be able to continue as a going concern.

The Company intends to publish a circular setting out full details of the Panel Waiver, further information on the Concert Party, and subject to the successful closing of the Placing, the terms and conditions of the Open Offer together with application forms for the Open Offer and notice of general meeting (the "Circular") as soon as possible after closing of the Bookbuild. It is expected that the Circular will be dispatched on or around 5 February 2019, and will also be available at this time on the Company's website at www.midatechpharma.com.

The General Meeting convened for the purpose of considering the Panel Waiver and the Resolutions is expected to be held in the week commencing 25 February 2019 and, subject to the necessary Resolutions being passed, Admission will occur shortly thereafter. For the avoidance of doubt, the Subscription is not conditional on the Placing or Open Offer and neither the Subscription or Placing are conditional on the Open Offer.

Panmure Gordon (UK) Limited is acting as Nominated Adviser and Joint Bookrunner and Stifel is acting as Joint Bookrunner to the Company and no one else in relation to the Placing. Accordingly, they will not be responsible to any person other than the Company for providing the regulatory and legal protections afforded to their clients nor for providing advice in relation to the contents of this Announcement or any matter, transaction or arrangement referred to in it.

It is intended that certain Directors will participate in the Open Offer. An announcement will be made following the Open Offer period to confirm the Directors’ holdings where applicable.

Commenting on the proposed Subscription, Placing and Open Offer, Craig Cook, CEO of Midatech Pharma, said: “Midatech is delighted to have found in CMS and A&B (HK) a strategic development partner and investor and is pleased to provide existing and new investors with the opportunity to invest in the Company’s future on the same terms as CMS and A&B (HK). We believe that Midatech is poised for a transformational period of growth with our R&D pipeline. With this planned funding, we hope to expand our planned pivotal MTD201 trial, currently scheduled to start around mid-2019. We also intend to support the US MTX110 Phase I/II trial currently ongoing and, looking further out, to progress our diversified pipeline of oncology and rare disease treatments”

The terms not otherwise defined in the text of this Announcement are defined in Appendix III.

For further information, please contact:

Midatech Pharma PLC

Craig Cook, Chief Executive Officer	01235 888300

Panmure Gordon (UK) Limited (NOMAD and Joint Bookrunner)

Freddy Crossley, Emma Earl (Corporate Finance)	020 7886 2500

James Stearns (Corporate Broking)

Stifel Nicolaus Europe Limited (Joint Bookrunner)

Jonathan Senior, Ben Maddison	0207 710 7600

Consilium Strategic Communications

Mary-Jane Elliott, Nicholas Brown, Angela Gray	0203 709 5700

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. i. chemotherapy – may provide improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy – may enhance uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve™ platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Further information about the Company and the proposed fundraise is set out in Appendix I.

IMPORTANT NOTICES

This Announcement has been issued by, and is the sole responsibility of, the Company.

The appendices to this Announcement set out the terms and conditions of the Placing.

By participating in the Placing, each person who is invited to and who chooses to participate in the Placing (a "Placee") by making an oral and legally binding offer to acquire Placing Shares will be deemed to have read and understood this Announcement in its entirety (including the appendices) and to be making such offer on the terms and subject to the conditions herein, and to be providing the representations, warranties and acknowledgements contained in the appendices.

Members of the public are not eligible to take part in the Placing and no public offering of securities will be made.

The content of this Announcement has not been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000.

This Announcement is for information purposes only and is directed only at: (a) persons in member states of the European Economic Area who are qualified investors as defined in Article (2)(1)(e) ("qualified investors") of Directive 2003/71/EC; and (b) in the United Kingdom, qualified investors who are persons (1) who have professional experience in matters relating to investments falling within Article 19(1) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order"); (2) falling within Article 49(2)(a) to (d) (High net worth companies, unincorporated associations, etc.) of the Order; or (3) other persons to whom it may otherwise lawfully be communicated without being accompanied by any further statements and/or warnings required by the Order and not included in this Announcement (all such persons together being referred to as "Relevant Persons").

This Announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Announcement or the Placing relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. As regards all persons other than Relevant Persons, the details of the Placing set out in this Announcement are for information purposes only.

Panmure Gordon (UK) Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority (the "FCA"), is acting as Nominated Adviser (for the purposes of the AIM Rules for Companies and the AIM Rules for Nominated Advisers) and Joint Bookrunner to the Company in connection with the Placing and is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Panmure Gordon (UK) Limited or for advising any other person on any transaction or arrangement referred to in this Announcement.

Stifel Nicolaus Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority (the "FCA"), is acting as Joint Bookrunner to the Company in connection with the Placing and is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Stifel Nicolaus Europe Limited or for advising any other person on any transaction or arrangement referred to in this Announcement.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Panmure Gordon or Stifel or by any of their affiliates or agents as to, or in relation to, the accuracy or completeness of the Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

This Announcement may not be published, distributed, forwarded or transmitted directly or indirectly, in whole or in part, in or into the United States. These materials do not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States.

The securities described in this Announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "US Securities Act"), or under the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. The securities are being offered only outside of the United States in reliance on Regulation S under the US Securities Act.

Furthermore, the securities have not been and will not be registered under the applicable laws of any of Canada, Australia, Japan, New Zealand or the Republic of South Africa or of any other jurisdiction where to do so would be unlawful and, consequently, may not be offered or sold to any national, resident or citizen thereof. The distribution of this Announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any person who is subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals, and milestones, our ability to successfully test, manufacture, produce or commercialise products for conditions using the Q-Sphera microsphere platform, MidaSolve nanosaccharide technology, MidaCore gold nanoparticle platform, the ability for products in development to achieve positive clinical results, the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the associated costs of such studies, trials or submissions, the ability to complete all or a portion of the Capital Raising or the CMS Licence Agreement on the terms outlined in this Announcement or at all, the ability to obtain approval for such Subscription, Placing, Open Offer and CMS Licence Agreement by the Shareholders, the ability to realise benefits from the proposed CMS Licence Agreement, the risk that markets do not evolve as anticipated, and other economic, business and/or competitive factors. The risks included are not exhaustive. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this Announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Statements contained in the Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in the Announcement is subject to change without notice and neither Panmure Gordon or Stifel nor, except as required by applicable law, the Company assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of the Announcement.

APPENDIX I

THE PLACING

Background and reasons for the capital raising

As previously announced, the Board has been considering a number of strategic options for the Group to monetise the Group’s existing assets which have included potential acquisitions, disposals, investments, licensing opportunities and capital raisings. Midatech recently disposed of Midatech Pharma US (“MTP US”) which has allowed the Group to refocus on its research and development activities and generated non-dilutive funding for the Group which allowed repayment of the Group’s existing loan from Midcap Financial. However, further funding is required to further develop the Group’s assets; to optimise licensing opportunities and to provide working capital.

The Board believes the Capital Raising will transform the Group for the following reasons:

i.	based on current expectations on trial design, clinical trial approvals and associated costs, the Directors believe that this funding would allow the Company to deliver top line data readout on a pivotal MTD201 clinical trial and potentially, interim efficacy data on MTX110’s open label study];

ii.	provide working capital to approximately through Q1 2020.

In parallel to the use of proceeds of the Capital Raising above, the Company has submitted a loan application to the Spanish Government to cover up to approximately 75 per cent. of the qualifying capital costs of the manufacturing facility scale-up for MTD201 (the “Spanish Government Loan”). The scale-up costs are currently estimated to be €14.8 million. Completion of production of commercial product batches, and manufacturing data therefrom, is required prior to filing for marketing approval of MTD201 in the US or EU. The outcome of the loan application is expected around the end of H1 2019.

MTD201 is a treatment for acromegaly and neuroendocrine (NET) tumours such as carcinoid cancer, and is based on the Company's polymer microsphere technology, Q-SpheraTM for sustained release delivery.  The leading product currently in this $2 billion market is Novartis Pharma AG’s (“Novartis”) Sandostatin® LAR® ("SLAR"), and pursuant to the recent Phase I exploratory study comparing bioequivalence in healthy human volunteers which completed in August 2018, the Directors believe that MTD201 produces a safe and effective sustained delivery profile of Octreotide, with further advantageous characteristics which the Directors believe supports the continued development of a long-acting octreotide product alternative to SLAR for treatment of these diseases.

The results from the pilot Phase I study in healthy subjects demonstrated that a single intramuscular injection of MTD201 delivered sustained therapeutic drug levels with a once monthly treatment interval, supporting the Company’s objective to develop and commercialise an alternative to SLAR. Surrogate efficacy measurements performed during the study also indicated the similarity of the two products. The recent FDA advice (based on a summary of the pilot study results) has clarified the Company’s options for a follow-on registration study, with a requirement for a primary or co-primary pharmacokinetic endpoint (rather than single pharmacodynamic endpoint) or efficacy and safety data in the intended patient population. With the enhanced product performance characteristics of the Q-Sphera technology, this advice now provides options for the Company to pursue clinical development strategies to support either an interchangeable or differentiated commercial octreotide SR product. The Company has, together with its advisory board, been preparing for different clinical study design scenarios both in healthy subject and patient populations over the past six months.  The FDA advice now allows selection of the most appropriate design and approach which the Company will finalise with input from key opinion leaders and partners.

Taking into account this regulatory feedback on study design, the pivotal trial for MTD201 is now expected to be either a multi dose study in healthy volunteers or a study in patients to either establish interchangeability of MTD201 versus SLAR or, the development of a stand-alone or differentiated product with a distinct clinical profile. For the equivalent multi dose approach/option in healthy volunteers, the Company has previously performed multi dose modelling studies to evaluate the long term profile of MTD201; no in-vivo multi dose studies have been performed. For the stand-alone differentiated product route versus placebo, the completed exploratory Phase I study established the fact that MTD201 works and is efficacious similar to SLAR.

Based on independent external quotes received by the Company, the Directors believe costs for these types of studies could be in the region of approximately £5 million to £7 million (excluding the cost of MTD201 production) with regulatory marketing authorisation submissions currently planned for 2021 subject to regulatory acceptance of proposed trial design, successful outcome of the trial and successful scale-up of manufacturing. The Company is seeking further funding in the form of loans or grants to support the manufacturing scale-up costs of MTD201. The costs are currently expected to be approximately €14.8 million in aggregate.

The Company is focused on seeking the quickest, most efficient and potentially valuable route to market for MTD201. In view of this, in addition to continuing discussions with the FDA, the Company is seeking feedback on MTD201 trial design from the European regulatory agencies.  The future trial design will be subject to the customary regulatory approvals and further announcements will be made in due course.

As part of its business development activities, the Company is engaging key opinion leaders and industry experts who, subject to appointment, the Directors believe could assist the Company with discussions with potential licencees.

Whilst the Company is still targeting commencement of a pivotal trial for MTD201 in mid-2019, this remains subject to regulatory approvals.

Funds raised are furthermore expected to provide sufficient funding for completion of the dose escalation phase of the first in-human study of MTX110 in the US and commencement of and potentially delivering interim data of the Phase II open label efficacy phase of the study. MTX110 is being developed for the treatment of DIPG – an ultra-rare, fatal childhood brain cancer, with overall median survival of approximately nine months, despite decades of clinical trial research. The active compound is panobinostat (which is licensed from Novartis), which is reformulated using Midatech’s MidaSolve™ technology to allow direct administration into the tumour in liquid form. This method of delivery is expected to improve the safety and efficacy of the treatment. A first in human combined Phase I / II study commenced in May 2018, at specialist centres at the University of California, San Francisco and the Memorial Sloan Kettering Cancer Center in New York, and is progressing on track, with patients tolerating therapy well so far. If successful, pending data, the Company may be able to seek expedited approval from regulators given the orphan nature of the disease. The Company has applied for a Gliokids grant to fund a second study in the EU and is awaiting the outcome.

The studies described above represent transformative milestones for the Company’s product assets, and also provide compelling validation for the respective, underlying technology platforms Q-Sphera™ and MidaSolve™. Funds raised will, in part, be used for focused but comprehensive business development activities to develop product and technology partnerships with leading healthcare, biotech and pharmaceutical companies.

The Company has a strong intellectual property portfolio, which it continually strives to develop and maintain, as it seeks to advance its programmes and technologies, establish competitive advantage, and protect its inventions. The Company currently has 106 granted patents, 83 applications in process, and 35 patent families.

Concert Party Related Agreements

On 29 January 2019, the Company entered into the Subscription Agreements with CMS Venture and A&B (HK) to raise approximately £8 million (before costs) in aggregate by way of subscription for 207,792,206 New Ordinary Shares at the Issue Price. The Subscription Agreements are conditional upon, amongst other things, obtaining appropriate Shareholder authorities at the General Meeting and Admission.

On 29 January 2019, the Company also entered into the CMS Licence Agreement with CMS Bridging, CMS HK (both wholly owned subsidiaries of CMS and together the "Licensees") and CMS, whereby the Company has agreed to license to the Licensees the exclusive right to use its technology and its intellectual property rights and information and data related to the Company's clinical and pre-clinical assets, (including MTD201, MTX110 (subject to receipt of consent from Novartis), MTX102, MTR103, MTD119 and other products and line extensions of the Company which the Company has decided will enter pre-clinical studies or clinical trials within three years of the date of the CMS Licence Agreement (individually, a "Product," and collectively, the "Products")) in mainland China, Hong Kong, Macau and Taiwan (together "the Greater China Area"). Subject to confirmation by CMS Bridging and CMS HK once a regulatory approval is granted by the FDA, the EMA or by one of the regulatory authorities in one of the UK, France, Germany or Switzerland, the territories covered by the CMS Licence Agreement may be extended to certain countries in south east Asia selected by CMS (this territory, if applicable, along with the Greater China Area, the "CMS Territory").

Pursuant to the CMS Licence Agreement, the Group intends to manufacture and supply the Products to the Licensees who will be responsible for developing and commercialising these assets in the CMS Territory with a right to manufacture them if the Company cannot or does not wish to supply the Products to the Licensees.

The Company will earn a manufacturing margin in the low double-digit percentage range in respect of the Products it supplies to CMS. In addition, the Company will be eligible to receive regulatory milestone payments for each Product (six to seven figure US Dollar amounts upon grant of applicable marketing authorisations in EU, the US, or the UK, France, Germany or Switzerland and China) and cumulative sales based milestone payments (in seven and potentially eight figure amounts). A low double digit royalty rate has been agreed for the Products with the exception of MTX110 which will attract a net single digit royalty to the Group to reflect that an additional royalty will be payable to Novartis for use of panobinostat, the active compound in MTX110. Milestone and royalty payments are not expected before 2021/2022.

The Board believes that this partnership with the Licensees has the potential to accelerate the development of the Company’s assets in the CMS Territory with a high quality, expert partner with demonstrable development and significant sales expertise, whilst permitting the Company to retain its focus on its main target markets in the US and the EU.

The CMS Licence Agreement will come in effect on Admission and accordingly the CMS Licence Agreement is conditional upon, inter alia, the Resolutions being approved by Shareholders including but not limited to the approval by Independent Shareholders of the Whitewash Resolution.

Pursuant to the Subscription, A&B (HK) is entitled to nominate a non-executive director to the Board of Midatech and a Board observer for so long as A&B (HK) shall hold in excess of 10 percent of the issued share capital of the Company. It is intended that Dr. Huaizheng Peng (a director of CMS Venture and the Chief Executive Officer of A&B (HK)) will be appointed as a non-executive director of Midatech following completion of the Capital Raising. Dr. Peng is General Manager of International Operations at CMS and director of CMS Venture. Dr. Peng joined CMS in 2011 as a General Manager of International Operations. His current responsibilities at CMS include pharmaceutical asset acquisition, product licensing, international business development, outbound investment and asset management. Prior to 2011, Dr. Peng previously served as a non-executive director of CMS for three years. Prior to joining CMS, Dr. Peng worked in London as a partner of Northland Bancorp, a private equity firm, and before that, as the head of life sciences and a director of corporate finance at Seymour Pierce, an investment bank and stockbroker. He also served as a non-executive director to China Medstar, a medical device company, while it was listed on AIM. Earlier in his career, Dr. Peng was a senior portfolio manager, specialising in global life science and Asian technology investment at Reabourne Technology Investment Management Limited.

Dr. Peng received his Bachelor's degree in medicine from Hunan Medical College (now Central South University Xiangya School of Medicine) in Changsha, Hunan Province, China and he subsequently obtained a Master's degree in medicine from Hunan Medical College. Dr. Peng was awarded his PhD in molecular pathology from University College London (UCL) Medical School, London, UK, where he subsequently practiced as a clinical lecturer in the Department of Histopathology.

Current trading and prospects for the Company

In the event that Shareholder approval for the Resolutions described above is not forthcoming at the General Meeting, neither the Subscription, the CMS Licence Agreement, the Placing or the Open Offer will proceed and the Directors believe it is unlikely that the Company will be able to continue as a going concern.  The Company currently only has sufficient working capital until approximately mid-March 2019.

Since announcement of the Company's results for the year ended 31 December 2017 on 23 April 2018, Midatech has been working to identify sources of non-dilutive financing to enable the Group to progress its programmes and to meet working capital needs to take the Group through to the next phase of value creation for its key clinical R&D pipeline programmes.

The Company announced its 2018 interim results for the six months ended 30 June 2018 on 27 September 2018. The attention of Shareholders is drawn to the announcement made by the Company through the Regulatory Information Service and made available on Midatech’s website at: www.midatechpharma.com.

Effective as of 1 November 2018, the Company sold MTP US (the “Sale”), in order to streamline and refocus the Group on the lead programmes in clinical development and to realise non-dilutive cash. Pursuant to the terms of the Stock Purchase Agreement dated 26 September 2018 between the Company, MTP US and an affiliate of Barings LLC, the Company sold all of its outstanding equity interest in MTP US for initial cash consideration of $13.0 million (“Initial Consideration”), and up to $6.0 million available by way of further consideration payable subject to the achievement of 2018 and 2019 net sales performance targets with respect to certain MTP US products, both individually and in the aggregate (the “Earn-Out”). The initial net proceeds were approximately US$4.2 million after repayment of the Group's outstanding loan to Midcap Financial and other expenses in connection with the Sale. No element of the Earn-Out has been assumed when evaluating the Company’s working capital needs or available cash runway. The financial impact of the sale on the Group was described in a further announcement by the Company on 27 September 2018 which is also available on the Company’s website.

As announced on the 27 September 2018 and in the circular to Shareholders dated 28 September 2018 seeking approval of the Sale, the attention of Shareholders was drawn to the fact that even with the addition of the net proceeds from the Sale, the cash resources of the Company were limited and that whilst the Board would continue its efforts to secure additional non-dilutive funding, the Company was also exploring access to further equity financing in the near term, including from the UK, US or Europe, in order to support the continued development of the business and the rapid advancement of its key pipeline products MTD201 and MTX110 (for the treatment of diffuse intrinsic pontine glioma), which the Company is striving to bring to market as expeditiously as possible.

Midatech's lead development product, MTD201 (Q-Octreotide), a treatment for carcinoid cancer and acromegaly based on the Company's sustained release microsphere technology Q-Sphera, completed a first in human study in August 2018.  The results suggested favourable performance of MTD201 versus SLAR and potentially a better product based on improved clinical profile and attributes including a smaller needle size, simpler and more reliable reconstitution and injection.

The Company is focused on seeking the quickest, most efficient and potentially valuable route to market for MTD201. In view of this, in addition to continuing discussions with the FDA, the Company is seeking feedback on MTD201 trial design from the European regulatory agencies.  The future trial design will be subject to the customary regulatory approvals and further announcements will be made in due course.

The Company entered into the Subscription Agreement and CMS Licence Agreement on 29 January 2019 to raise gross proceeds of £8 million, conditional on, inter alia, Shareholder approval and Admission. Further details are included in the Subscription Announcement.

Subject to completion of the Capital Raising, the Directors believe that the next 18 months will be key to unlocking the potential of Midatech's technology platforms and product programmes. Clinical data is expected on three programmes: for carcinoid cancer and acromegaly, brain cancer, and the Group's autoimmune diabetes vaccine.  Key expected news flow is as follows:

 ·     MTD201 for neuroendocrine tumours and acromegaly, based on the Company's Q-Sphera™ technology:

o	Following completion of the first in-human Phase I study and receipt of FDA feedback, the Company is now in the position to select and finalise the follow-on study design which is planned to commence around mid-2019. Subject to regulatory acceptance of proposed trial design, successful outcome of the trial and successful scale-up of manufacturing, the intention is to file an NDA in 2021;

o	Further to confirmation in January 2019 of a regional Basque government Gauzatu loan of €1.5m (subject to matched funding), the Company has applied to the Spanish Government for a loan to further support the Group's manufacturing scale-up capabilities. Total manufacturing scale-up costs are estimated will be approximately €14.8m and if successful, it is expected that the loan will cover up to 75% of qualifying manufacturing scale-up costs. The outcome of the loan application is expected to be known around end of H1 2019. The Directors believe that by investing in the Group’s own manufacturing and scale-up, the Company will be able to maintain a low cost of goods, at scale and a high gross margin on scale.

·     MTX110 for childhood brain cancer (DIPG) based on the Company's MidaSolve™ technology:

o	Interim data and readout of the Phase I safety component of study is expected around Q3 2019. This will also establish the recommended dose (RP2D) to be used in the follow-on Phase II efficacy component of the study programme, with the objective of assessing overall survival after 12 months. The full cost of the Phase II component of the study is not expected to be covered by the net proceeds of the Capital Raising however, the Capital Raising will potentially fund delivery of interim efficacy data.

MTD201 and MTX110 are expected to be the priority focus of the Company for the next two years.

The focus of the Company is on the clinical programmes as outlined above. Pending further funding, the Company may progress a reduced pre-clinical research programme in its other pipeline programmes.

Consolidation of gold nanoparticle (“GNP”) research activities and cost controls

With the Group’s focus firmly on the key MTD201 and MTX110 programmes, and in order to reduce costs, the Group recently decided to consolidate its GNP research and development operations and closed its Abingdon research facility with the activities incorporated into the Bilbao and Cardiff sites. This resulted in a reduction in headcount of 12 people and the closure of the Abingdon office. After one off redundancy costs of approximately £0.27 million, this is expected to result in significant annual cost savings in excess of £1 million in future periods. Ongoing GNP programmes will continue with GNP activities picked up in the Cardiff and Bilbao offices, however, no new GNP research will be started until substantial progress has been made with MTD201.

The Company is committed to continued cost reduction across the business and as such will reduce the existing Board by three Non-Executive Directors effective on Admission. In addition the Company will be conducting a full review of all members of the Board, and where appropriate considering new members, in consultation with its Nomad and significant shareholders; taking into account such shareholders input. It is expected that the review be completed within two months from Admission.

The Directors estimate that the trial cost for MTD201 will be approximately £5 million to £7 million; on Admission the Directors have agreed such funds will be segregated into an account to be held specifically to fund the trial.

Subscription, Placing and Open Offer

Details of the Subscription

The conditional Subscription, entered into on 29 January 2019, comprises subscriptions of Units by A&B (HK) and CMS Venture at the Issue Price for in aggregate £8 million (£4 million each) through the issue of 207,792,206 Subscription Shares in aggregate and Subscriber Warrants over a further 207,792,206 New Ordinary Shares.  The Subscription Shares will represent approximately 340 per cent. of the Existing Ordinary Shares in issue and 77.3 per cent. of the Enlarged Share Capital (excluding the Placing Shares and Open Offer Shares or exercise of the Warrants).

As described above, completion of the Subscription is conditional on, inter alia, the Panel Waiver and Shareholder approval. The Subscription is not conditional on completion of the Placing and/or Open Offer. When issued, the Subscription Shares will be fully paid and will rank pari passu in all respects with the existing ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue.

Each Subscriber Warrant grants the right to subscribe for one New Ordinary Share at 50 pence exercisable during the period from the date commencing six months after Admission and to the third anniversary of Admission. The Warrants will not be admitted to trading on AIM.

In connection with the Subscription, CMS Venture and A&B (HK) have each entered into lock-in and orderly market agreements with the Company and Panmure Gordon, pursuant to which the Subscribers have undertaken to the Company and Panmure Gordon (subject to certain limited exceptions including disposals by way of acceptance of a recommended takeover offer for the entire issued share capital of the Company), not to dispose of the Subscription Shares held by them following Admission or any other securities in exchange for or convertible into, or substantially similar to, New Ordinary Shares (or any interest in them or in respect of them) at any time prior to the twelve month anniversary of Admission.

Furthermore, the Subscribers have also undertaken to the Company and Panmure Gordon not to dispose of their Subscription Shares for a further twelve months following the expiry of such period otherwise than through the Company's broker (on a best execution only basis) with a view to maintaining an orderly market.

The Subscribers have entered into a relationship agreement with the Company to take effect on or around the date of Admission, pursuant to which all transactions and arrangements between the Company and the Concert Party members will be at arm's length and on normal commercial terms. Further details of the relationship agreement will be included in the Circular.

Pursuant to the Subscription, A&B (HK) is entitled to nominate a non-executive director to the Board of the Company and a Board observer for so long as A&B (HK) shall hold in excess of 10 per cent. of the issued share capital of the Company. It is intended that Dr. Huaizheng Peng (a director of CMS Venture and the Chief Executive Officer of A&B (HK)) will be appointed as a non-executive director of the Company following completion of the Subscription.

Important information in relation to the Concert Party

The terms of the Subscription give rise to certain considerations under the Takeover Code as a result of the proposed issue of Subscription Shares and Subscriber Warrants to the Subscribers. CMS, (including its subsidiary CMS Venture), A&B (HK) and Mr. Lam Kong together comprise a concert party (the "Concert Party"). Excluding the Placing Shares and the Open Offer Shares, upon completion of the Subscription, the Concert Party would have an aggregate shareholding in the Company of approximately 77.3 per cent. of the Enlarged Share Capital. The issue of the Subscriber Warrants to would mean that, if exercised (and assuming no other new Ordinary Shares are issued prior to any such exercise), the Concert Party's aggregate shareholding would increase to up to 415,584,412 Ordinary Shares, representing up to 87.2 per cent. of the then further enlarged share capital of the Company (excluding any shares which may be issued pursuant to the Placing or Open Offer). Accordingly, completion of the Subscription and the CMS Licence Agreement is also conditional on a waiver of Rule 9 of the Takeover Code being permitted by the Takeover Panel, which would be subject to the approval by the Independent Shareholders of a waiver of any obligation of the Concert Party (or any of its members) to make a mandatory general offer to the Company's shareholders under Rule 9 of the Takeover Code upon issue of the Subscription Shares arising from the Subscription and upon exercise of the Subscriber Warrants granted to the Subscribers ("Panel Waiver"). There is no guarantee that the Independent Shareholders will approve the Panel Waiver. If the Panel Waiver is not approved, neither the Subscription, the CMS Licence Agreement, the Placing or the Open Offer will proceed.

On Admission, the Concert Party will hold more than 50 per cent. of the Company’s voting share capital. In these circumstances, for so long as the members of the Concert Party continue to be treated as acting in concert, the Concert Party may increase its aggregate interest in the Ordinary Shares without incurring any obligation under Rule 9 of the Takeover Code to make a general offer, although individual members of the Concert Party will not be able to increase their percentage interests in Ordinary Shares through or between a relevant Rule 9 threshold without the consent of the Takeover Panel.

The Company intends to publish a circular setting out full details of the Panel Waiver, further information on the Concert Party, and subject to the successful closing of the Placing, the terms and conditions of the Open Offer together with application forms for the Open Offer and notice of general meeting (the "Circular") as soon as possible after closing of the Bookbuild. It is expected that the Circular will be dispatched on or around 5 February 2019, and will also be available at this time on the Company's website at www.midatechpharma.com.

Details of the Placing

The Company proposes to raise a minimum of approximately £4.0 million, before expenses, by the placing of at least 103,896,103 Placing Shares at the Issue Price to the Placees.  The Company and the Joint Bookrunners have entered into the Placing Agreement, pursuant to which the Joint Bookrunners agreed to use their reasonable endeavours to procure Placees pursuant to the Placing. The Placing is being conducted by way of an accelerated Bookbuild led by the Joint Bookrunners.

The Issue Price of 3.85 pence represents a discount of approximately 6.1 per cent. to the closing mid-market price of 4.1 pence per Ordinary Share on 1 February 2019, the latest practicable date prior to the announcement of the opening of the Placing.

The Placing is conditional upon, inter alia, approval by Shareholders at the General Meeting of the Resolutions and Admission. The Company has agreed to pay all costs and expenses relating to the application for Admission. The Placing Agreement is conditional upon, amongst other things, Admission having occurred on or before 15 March 2019.

The Placing Agreement contains certain warranties and indemnities by the Company in favour of the Joint Bookrunners. It also contains provisions entitling the Joint Bookrunners to terminate the Placing Agreement prior to Admission if, among other things, a breach of any of the warranties occurs or on the occurrence of an event fundamentally and adversely affecting the position of the Company.

The Bookbuild will be managed by the Joint Bookrunners and will be conducted in accordance with the terms and conditions set out in Appendix II. The Bookbuild will commence with immediate effect and the book is expected to close by 4.30 p.m. (London time) on 5 February 2019, but the Joint Bookrunners reserve the right to close the book earlier or later, without further notice. The Placing is not being underwritten by the Joint Bookrunners or any other person.

Qualifying investors who are invited, and who choose, to participate in the Placing by making an oral and legally binding offer to acquire Placing Shares, will be deemed to have read and understood this Announcement in its entirety, including the Appendix II, and to be making such offer on the terms and subject to the conditions contained herein and to be making the representations, warranties, undertakings and acknowledgements contained in the Appendix II to this Announcement.

The Company has received non-binding indications of interest from potential investors for the Placing during a pre-marketing process. The number of Placing Shares will be agreed between the Company and the Joint Bookrunners at the close of the Bookbuild. Details of the number of Placing Shares and the approximate gross proceeds of the Placing will be announced as soon as practicable after the closing of the Bookbuild.

Details of the Open Offer

The Board recognises and is grateful for the continued support received from Shareholders and considers it important that Qualifying Shareholders have an opportunity to participate in the Capital Raising on the same terms as investors in the Subscription and the Placing. Subject to certain conditions, Qualifying Shareholders are being given the opportunity to subscribe for, in aggregate, up to 19,456,554 Open Offer Units at the Issue Price to raise up to approximately £0.75 million on the following basis:

0.318 Open Offer Units (comprising one Open Offer Share and one Warrant) for every 1 Existing Ordinary Share held by the Qualifying Shareholder on the Record Date

Any entitlements to Open Offer Units not subscribed for by Qualifying Shareholders will be available to Qualifying Shareholders under the Excess Application Facility.

Once subscriptions by Qualifying Shareholders under their respective Basic Entitlements have been satisfied, the Company shall, in its absolute discretion, determine whether to meet any excess applications in full or in part and no assurance can be given that applications by Qualifying Shareholders under the Excess Application Facility will be met in full, in part or at all.

In the event of valid applications being received under the Open Offer for more than the maximum number of Units available under the Open Offer, the Directors may use their absolute discretion (with the agreement of the Joint Bookrunners) to scale back applications under the Open Offer as they see fit.

The Issue Price of 3.85 pence per Open Offer Unit represents a discount of approximately 6.1 per cent. to the closing middle-market price of 4.1 pence per Ordinary Share on 1 February 2019, being the last business day before the announcement of the opening of the Placing.

The Open Offer is conditional, inter alia, on Shareholder approval of the Resolutions and Admission. If the Open Offer does not proceed any applications made by Qualifying Shareholders will be rejected and application monies will be returned without payment of interest as soon as practicable. The Open Offer will not be made to certain Overseas Shareholders, further details of which will be set out in the Circular.

Qualifying Shareholders should note that the Open Offer is not a rights issue and therefore the Open Offer Units which are not applied for by Qualifying Shareholders will not be sold in the market for the benefit of the Qualifying Shareholders who do not apply under the Open Offer. The Application Form is not a document of title and cannot be traded or otherwise transferred.

It is intended that certain Directors will participate in the Open Offer. An announcement will be made following the Open Offer period to confirm the Directors’ holdings where applicable.

Details of the Warrants

Each Warrant will be exercisable into one new Ordinary Share. The exercise price per Warrant is 50 pence (being a 1,199 per cent. premium to the Issue Price) and each Warrant shall become exercisable only in cash during the period following the six month anniversary of Admission and until the third anniversary of Admission. No application will be made for the Warrants to be admitted to trading on AIM.

Conditions and other information relating to the Capital Raising

The Subscription, the Placing and the Open Offer are conditional, inter alia, upon the passing of the Resolutions and Admission.

The Placing and the Open Offer are also conditional upon:

(a)	the Subscription and the Placing Agreement becoming unconditional in all respects (save for Admission occurring) and not having been terminated in accordance with its terms;

(b)	Admission becoming effective by no later than 8.00 a.m. on 26 February 2019 (or such later time and/or date as the Company and the Joint Bookrunners may agree (being not later than 8.30 a.m. on 15 March 2019).

In the event that the Open Offer does not proceed, any funds paid by Qualifying Shareholders for Open Offer Units will be returned.

APPENDIX II

TERMS & CONDITIONS OF THE PLACING

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT AND THE TERMS AND CONDITIONS SET OUT IN THIS APPENDIX ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE PROSPECTUS DIRECTIVE ("QUALIFIED INVESTORS"); (B) IN THE UNITED KINGDOM, PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; AND (C) OTHER PERSONS TO WHOM IT CAN LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS REFERRED TO IN (A), (B) AND (C) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. PERSONS DISTRIBUTING THIS ANNOUNCEMENT MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

THE PLACING SHARES AND WARRANTS HAVE NOT BEEN REGISTERED AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD WITHIN THE US OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, US PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, THE PLACING SHARES AND WARRANTS MAY BE OFFERED AND SOLD ONLY OUTSIDE OF THE UNITED STATES IN RELIANCE UPON REGULATION S UNDER THE SECURITIES ACT.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, BUSINESS AND RELATED ASPECTS OF A SUBSCRIPTION FOR THE PLACING SHARES AND WARRANTS.

This announcement does not constitute a prospectus, admission document or other offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of the Company or other evaluation of any securities of the Company or any other entity and should not be considered as a recommendation that any investor should subscribe for any such securities. By participating in the Placing, each Placee acknowledges and agrees with Panmure Gordon, Stifel and the Company that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing.

This Announcement has been prepared and issued by the Company and is and will be the sole responsibility of the Company.  No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Panmure Gordon or Stifel or their respective directors, officers, employees, affiliates, branches, advisers, consultants or agents or any other person as to or in relation to, the accuracy or completeness of the Announcement or any other written or oral information made available to or publicly available to any Placee, any person acting on such Placee's behalf or any of their respective advisers, and any liability therefor is expressly disclaimed.

Placees will be deemed to have read and understood this announcement in its entirety and to be participating, making an offer and acquiring and/or subscribing on the terms and conditions, and to be providing the representations, warranties, indemnities, acknowledgements and undertakings, contained in this Appendix. In particular, each such Placee represents, warrants and acknowledges that:

a)	it is a Relevant Person (as defined above) and undertakes that it will acquire, subscribe for, hold, manage or dispose of any Placing Shares or Warrants that are allocated to it for the purposes of its business;

b)	it is acquiring or subscribing for the Units for its own account or for an account with respect to which it exercises sole investment discretion, it has the authority to make and does make the acknowledgements, representations and agreements contained in this announcement and that, it (and any such account) is outside the United States and is acquiring the Units in an "offshore transaction" in accordance with Regulation S under the Securities Act; and

c)	if it is a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, that any Placing Shares or Warrants acquired by it in the Placing will not be subscribed for or acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale in a member state of the European Economic Area which has implemented the Prospectus Directive to Qualified Investors, or in circumstances in which the prior consent of Panmure Gordon and Stifel has been given to each such proposed offer or resale.

The Units are being offered hereby only outside the United States in reliance upon Regulation S under the Securities Act. Until 40 days after Admission, an offer or sale of the Units made within the United States or to a U.S. person (as such term is defined in Regulation S) or for the account or benefit of a U.S. person may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an available exemption from registration under the Securities Act.

The Placing Shares or Warrants have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or the Announcement of which it forms part should seek appropriate advice before taking any action.

Information to Distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the "Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the Product Governance Requirements) may otherwise have with respect thereto, the securities referred to in this Announcement will be subject to a product approval process, which is expected to determine that the securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the "Target Market Assessment").

Notwithstanding the Target Market Assessment, recipients of this Announcement should note that: the price of the securities may decline and investors could lose all or part of their investment; the securities offer no guaranteed income and no capital protection; and an investment in the securities is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing and Open Offer. Furthermore it is noted that, notwithstanding the Target Market Assessment, Panmure Gordon and Stifel will only procure investors who meet the criteria of professional clients and eligible counterparties. For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the securities.

Each distributor is responsible for undertaking its own target market assessment in respect of the securities and for determining appropriate distribution channels.

Persons who are invited to and who choose to participate in the Placing, by making an oral and legally binding offer to acquire Units will be deemed to have read and understood this Announcement in its entirety and to be making such offer to acquire Units on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings contained in this Appendix.

Unless otherwise stated, defined terms used in this Appendix have the meaning set out at the end of this Appendix.

In this Appendix, unless the context otherwise requires, "Placee" means a Relevant Person (including individuals, funds or others) by whom or on whose behalf a commitment to take up Units has been given and who has been invited to participate in the Placing by Panmure Gordon or Stifel.

Timetable for the Placing

Various dates referred to in this Announcement are stated on the basis of the expected timetable for the Placing. It is possible that some of these dates may be changed. Changes to the expected timetable will be announced via a Regulatory Information Service.

Details of the Placing

Panmure Gordon and Stifel have agreed to act on the terms and subject to the conditions set out in the Placing Agreement as agents of the Company to use reasonable endeavours to procure persons to subscribe for the Units at the Issue Price. Panmure Gordon and Stifel have entered into the Placing Agreement with the Company in respect of the Placing. The issue and sale of the Units is not underwritten by Panmure Gordon or Stifel.

The Placing Agreement contains customary warranties and an indemnity given by the Company to Panmure Gordon and Stifel. The Placing is conditional upon, amongst other things, the Resolutions being passed by the requisite majorities.

A circular explaining the background to and reasons for the Placing and containing the Notice of General Meeting will be sent to Shareholders. A copy of the Circular and the Notice of General Meeting will also be available from the Company's website at: www.midatechpharma.com

A Placee's acceptance of this offer shall be irrevocable and its obligations in respect thereof shall not be capable of rescission or termination by it in any circumstance except fraud.  All such obligations are entered into by a Placee with Panmure Gordon and Stifel in their capacity as agents for the Company and are therefore directly enforceable by the Company.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares, including the right to receive all dividends and other distributions (if any) declared, made or paid on or in respect of the Ordinary Shares after the date of issue of the Placing Shares.

Application for admission to trading

Subject to all conditions being met, application will be made to the London Stock Exchange for Admission. Subject to, amongst other things, the Resolutions being passed by the requisite majorities at the General Meeting, it is expected that settlement of any such shares and Warrants and Admission will become effective on or around 26 February 2019 and that dealings in the Placing Shares will commence at that time.

Participation in, and principal terms of, the Placing

1.	Panmure Gordon is acting as broker, Joint Bookrunner and agent of the Company in respect of the Units. Stifel is acting as Joint Bookrunner and agent of the Company in respect of the Units.

2.	Participation in the Placing will only be available to Relevant Persons and others who may lawfully be, and are, invited to participate by Panmure Gordon and/or Stifel. Panmure Gordon and its affiliates and Stifel and its affiliates are each entitled to participate in the Placing as principal.

3.	This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Units.

4.	The number of Units will be agreed between the Company and Panmure Gordon following completion of a Bookbuilding exercise by Panmure Gordon and Stifel ("Bookbuild"). The number of Units will be announced on a Regulatory Information Service following completion of the Bookbuild.

5.	Each Placee's allocation (“Placing Participation”) will be confirmed to Placees orally by Panmure Gordon or Stifel, and a trade confirmation or contract note will be dispatched as soon as possible thereafter. The oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such person (who will at that point become a Placee) in favour of Panmure Gordon or Stifel (as the case may be) and the Company, under which it agrees to acquire the number of Units allocated to it at the Issue Price on the terms and conditions set out in this Appendix and in accordance with the Company's articles of association. Such allocation and/or confirmation of allocation will not grant a Placee any right to receive any dividend(s) and/or other distributions (if any) declared, made or paid on or in respect of the Ordinary Shares, including, for the avoidance of doubt, any right to participate in the Open Offer. Rights to receive any dividend(s) and/or other distributions (if any) shall only accrue when such right(s) arise after the date of issue of the Placing Shares, which is expected to be on Admission.

6.	Each Placee also has an immediate, separate, irrevocable and binding obligation, owed to Panmure Gordon or Stifel (acting as agents of the Company), to pay in cleared funds immediately on the settlement date in accordance with the registration and settlement requirements set out below, an amount equal to the product of the Issue Price and the number of Units that such Placee has agreed to subscribe for in connection with the Placing, conditional upon, amongst other things, the passing of the Resolutions by the Shareholders and Admission becoming effective on or before the 15 March 2019.

7.	Irrespective of the time at which a Placee's Placing Participation is confirmed, settlement for all Units to be subscribed for or acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Timetable and Settlement".

8.	Each Placee will be deemed to have read and understood this Announcement in its entirety, to be participating in the Placing upon the terms and conditions contained in this Announcement, and to be providing the representations, indemnities, warranties, agreements, acknowledgements and undertakings, in each case as contained in this Announcement.

9.	Completion of the Placing will be subject to the fulfilment of the conditions referred to below under the heading, "Conditions and further terms of the Placing" and to the Placing Agreement not being terminated on the basis referred to below. In the event that the Placing Agreement does not become unconditional in all respects or is terminated, the Placing will not proceed and all funds delivered by a Placee to Panmure Gordon or Stifel (as the case may be) in respect of a Placee's Placing Participation will be returned to the relevant Placee at their own risk without interest.

10.	By participating in the Placing, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

11.	To the fullest extent permissible by law, neither (i) Panmure Gordon, nor (ii) any of Panmure Gordon’s directors, officers, employees or consultants, nor iii) Stifel , nor (iv) any of Stifel’s directors, officers, employees or consultants, (v) to the extent not contained in (i) (ii) (iii) or (iv), any person connected with Panmure Gordon or Stifel as defined in the FCA Rules ((i), (ii) (iii) (iv) and and (v) being together "affiliates" and individually an "affiliate"), shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, neither Panmure Gordon nor any of its affiliates nor Stifel nor any of its affiliates shall have any liability (including to the extent permissible by law, any fiduciary duties) in respect of Panmure Gordon's or Stifel conduct of the Placing.

Conditions and further terms of the Placing

Panmure Gordon's and Stifel’s obligations under the Placing Agreement in respect of the Units are conditional on, inter alia:

•	the Placing Agreement having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission;

•	the Subscription Agreement having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission; and

•	the passing (without any amendment, save as agreed by Panmure Gordon) of the Resolutions at the General Meeting; and

•	Admission becoming effective by not later than 8.00 a.m. on 26 February 2019 (or such later date and time as may be agreed by the Company, Panmure Gordon and Stifel, being no later than 15 March 2019).

If (i) any of the conditions contained in the Placing Agreement are not fulfilled or waived by Panmure Gordon and Stifel or by the respective time or date where specified (or such later time or date as the Company, Panmure Gordon and Stifel may agree not being later than 8.00 a.m. on the 15 March 2019) or (ii) the Placing Agreement is terminated as described below, the Placing will lapse and the Placee's rights and obligations thereunder in relation to the Units shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

Panmure Gordon and Stifel may, at their absolute discretion and upon such terms as they think fit, waive, or extend the period for, compliance by the Company with the whole or any part of any of the Company's obligations in relation to the conditions in the Placing Agreement, save that the condition relating to the passing of the Resolutions and the condition relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

Neither Panmure Gordon, nor Stifel, nor the Company shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of Panmure Gordon or Stifel (as the case may be).

Right to terminate under the Placing Agreement

Panmure Gordon and Stifel are entitled, at any time before Admission, to terminate the Placing Agreement by giving notice to the Company in certain circumstances, including, inter alia:

(a)	the Company, in any material respect, fails to comply with any of its obligations under the Placing Agreement;

(b)	any of the warranties given by the Company to Panmure Gordon and Stifel were not at the date of the Placing Agreement true and accurate in any material respect or, by reference to the facts subsisting at the relevant time, has ceased to be true and accurate in any material respect; or

(c)	in the opinion of Panmure Gordon and Stifel, there has occurred any adverse change in, or any development reasonably likely to involve an adverse change in, the condition (financial, operational, legal or otherwise), earnings, business, management, property, assets, rights, results, operations or prospects of the Company or the Group which in each case is material in the context of the Company or the Group taken as a whole, whether or not arising in the ordinary course of business; or

(d)	there happens, develops or comes into effect: (i) a general moratorium on commercial banking activities in London declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom; or (ii) the outbreak or escalation of hostilities or acts of terrorism involving the United Kingdom or the declaration by the United Kingdom of a national emergency or war; or (iii) any other occurrence of any kind which (by itself or together with any other such occurrence) in Panmure Gordon's and/or Stifel’s reasonable opinion is likely to materially and adversely affect the market's position or prospects of the Group taken as a whole; or (iv) any other crisis of international or national effect or any change in any currency exchange rates or controls or in any financial, political, economic or market conditions or in market sentiment which, in any such case, in Panmure Gordon and/or Stifel’s reasonable opinion is likely to materially adversely affect the Placing.

Following Admission, the Placing Agreement is not capable of termination to the extent that it relates to the Placing of the Units.

The rights and obligations of the Placees shall terminate only in the circumstances described in these terms and conditions and in the Placing Agreement and will not be subject to termination by the Placee or any prospective Placee at any time or in any circumstances. By participating in the Placing, Placees agree that the exercise by Panmure Gordon or Stifel of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of Panmure Gordon or Stifel, and that it need not make any reference to Placees and that it shall have no liability to Placees whatsoever in connection with any such exercise or decision not to exercise.  Placees will have no rights against Panmure Gordon, Stifel, the Company or any of their respective directors or employees under the Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

No Admission Document or Prospectus

The Units are being offered to a limited number of specifically invited persons only and will not be offered in such a way as to require an admission document or prospectus in the United Kingdom or in any other jurisdiction. No offering document, admission document or prospectus has been or will be submitted to be approved by the FCA or submitted to the London Stock Exchange in relation to the Placing, and Placees' commitments will be made solely on the basis of the information contained in the Announcement (including this Appendix). Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Company, Panmure Gordon or Strifel or any other person and neither Panmure Gordon, Stifel nor the Company nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received and, if given or made, such information, representation, warranty or statement must not be relied upon as having been authorised by Panmure Gordon, Stifel, the Company, or their respective officers, directors, employees or agents. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Neither the Company, Stifel, nor Panmure Gordon are making any undertaking or warranty to any Placee regarding the legality of an investment in the Units by such Placee under any legal, investment or similar laws or regulations. Each Placee should not consider any information in this Announcement to be legal, tax or business advice. Each Placee should consult its own solicitor, tax adviser and financial adviser for independent legal, tax and financial advice regarding an investment in the Units. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation or fraud.

Timetable and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within CREST, subject to certain exceptions. The Company reserves the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if, in Panmure Gordon or Stifel's opinion, delivery or settlement is not possible or practicable within the CREST system or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Following the close of the Bookbuild, each Placee allocated Units in the Placing will be sent a trade confirmation or contract note stating the number of Units allocated to it at the Issue Price, the aggregate amount owed by such Placee to Panmure Gordon or Stifel and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the CREST or certificated settlement instructions that it has in place with Panmure Gordon or Stifel.

In no circumstances will interest be payable to a Placee on sums paid on account of settlement. Interest will be charged for payments not received by Panmure Gordon or Stifel for value at the time set out below at four per cent. per annum above the base lending rate of the Bank of England from time to time.

Each Placee agrees that it will do all things necessary to ensure that its CREST account enables delivery and acceptance of the Units to be made to it on 26 February 2019 against payment of the amount due and in accordance with the CREST system. Settlement should be through Panmure Gordon against CREST ID: 83801 or through Stifel against CREST ID: 601.

Failure by a Placee to do so will lead to a claim for interest in accordance with the paragraph above if settlement in CREST is consequently delayed.

Panmure Gordon and Stifel will enter a delivery versus payment instruction into the CREST system for matching. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the shares to such Placee against payment of the Issue Price for the relevant Placing Shares to be made through the CREST system on Admission.

For the avoidance of doubt, Placing allocations will be booked with a trade date of 21 February 2019 and settlement date of 26 February 2019, the date of Admission.

In the event of late CREST settlement, Panmure Gordon and Stifel reserve the right to deliver a Placee's Placing Shares outside CREST in certificated form, provided that payment has been made in terms satisfactory to Panmure Gordon or Stifel (as the case may be) and all other conditions relating to the Placing have been satisfied.

Notwithstanding the above, the right is reserved to deliver all of the Placing Shares and the Warrants to which a Placee is entitled in certificated form should Panmure Gordon or Stifel consider this necessary or desirable.

Neither Panmure Gordon, Stifel nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from the transfer of shares to a Placee or its agent(s).

Each Placee is deemed to agree that, if it does not comply with these obligations, Panmure Gordon or Stifel (as the case may be) on behalf of the Company may sell any or all of the Units allocated to that Placee on such Placee's behalf and retain from the proceeds, for the Company's account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Units on such Placee's behalf.

If Placing Shares and Warrants are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares and Warrants are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares and Warrants should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. Placees will not be entitled to receive any fee or commission in connection with the Placing.

Confirmations, Representations and Warranties

This Announcement and all other documents issued by Panmure Gordon and Stifel in connection with the Placing are issued by Panmure Gordon and Stifel in their capacity as agents of the Company. Panmure Gordon and Sitfel are acting solely for the Company in relation to the Placing and for no other person. A Placee is therefore not a client of Panmure Gordon or Stifel in connection with the Placing and Panmure Gordon and Stifel are not responsible to any Placee for providing the protections that are afforded to its clients, or for advising any Placee in relation to the transactions or arrangements described in this Announcement.  The contents or receipt of this Announcement do not constitute the giving of investment advice by Panmure Gordon, Stifel, or the Company, to any Placee.

If any prospective Placee is not able to give the confirmations, representations, indemnities, warranties, undertakings and acknowledgements contained in this Announcement then it should not act on the information contained herein. This Announcement has not been nor is being issued by Panmure Gordon or Stifel in their capacity as an authorised person nor has it been approved by an authorised person and it may not therefore be subject to the controls which would apply if it were made or approved as a financial promotion by an authorised person.

Placees are reminded that they are agreeing to accept their Placing Participation solely on the basis of information contained in this Announcement and other publicly available information.

The Placing Shares and Warrants have not been, nor will be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and Warrants are being offered hereby only outside the United States in reliance upon Regulation S under the Securities Act.

The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada, no document in relation to the Placing has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission, and no registration statement has been, or will be, filed with the Japanese Ministry of Finance or with any regulatory authority in South Africa in relation to the Placing. Accordingly, the Placing Shares and Warrants may not, directly or indirectly, be offered, sold, re-sold or delivered in or into Canada, Australia, Japan, New Zealand or South Africa or offered or sold to a resident of Canada, Australia, Japan New Zealand or South Africa and this Announcement may not be distributed in or into Canada, Australia, Japan, New Zealand or South Africa except in circumstances where the offer, sale or delivery within any province or territory of Canada is permitted under the securities laws of such province or territory without  compliance with the prospectus or registration requirements of such laws.

By participating in the Placing and agreeing to be bound by these terms and conditions in this Announcement, each Placee (and any person acting on such Placee's behalf) represents, warrants and undertakes to each of the Company, Panmure Gordon and Stifel (on its behalf of Panmure and Stifel and as agents for the Company) that:

a)	it has read and understood this Announcement (including the Appendices) in its entirety and acknowledges that its participation in the Placing will be governed by the terms of this Appendix;

b)	it shall subscribe for in full the Units comprising its Placing Participation and shall pay in full for the same a monetary amount equal to its Placing Participation Amount when due;

c)	its obligations are irrevocable and legally binding and shall not be capable of rescission or termination by it in any circumstances;

d)	the exercise by Panmure Gordon or Stifel of any right of termination or any right of waiver exercisable by Panmure Gordon or Stifel contained in the Placing Agreement or the exercise of any discretion under these terms and conditions shall be within the absolute discretion of Panmure Gordon or Stifel, and neither Panmure Gordon nor Stifel shall not have any liability to a Placee whatsoever in connection with any decision to exercise or not exercise any such rights and that a Placee has no rights against Panmure Gordon or Stifel under the Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999;

e)	in accepting its Placing Participation a Placee has not relied on any representation relating to the Placing, the Placing Shares and Warrants or the Company other than information contained in the Announcement and/or other publicly available information and/or its own investigations of the Company and in particular, but without prejudice to the generality of the foregoing, it acknowledges that it is not relying on any representations, warranties or statements by Panmure Gordon or Stifel;

f)	the contents of the Announcement are exclusively the responsibility of the Company and neither Panmure Gordon nor any of its directors, employees, officers, agents or advisers or nor Stifel or any of its directors, employees, officers, agents or advisers have nor shall have any liability for any information, representation or statement contained or referred to in the Announcement or contained or referred to in any other information previously published by the Company and will not be liable for its decision to participate in the Placing based on any information, representation or statement in the Announcement or other publicly available information, such information being all it deems necessary to make an investment decision in respect of the Units;

g)	it has the relevant capacity and authority and has obtained all necessary consents and authorities to enable it to give its commitment to subscribe for the Placing Shares and Warrants and to perform its subscription obligations;

h)	it has complied with all relevant laws of all territories, or obtained all requisite governmental or other consents and authorities which may be required in connection with its participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and that it has complied with all requisite formalities and that it has not taken any action or omitted to take any action which will or may result in Panmure Gordon, Stifel or the Company or any of their directors, officers, agents, employees or advisers acting in breach of the legal and regulatory requirements of any territory in connection with the Placing or its Placing Participation;

i)	if it is a resident in a member state of the European Economic Area, it is a "Qualified Investor" within the meaning of the law in the relevant member state implementing Article 2(1)(e) of the Prospectus Directive;

j)	it is one of the following types of person: (i) an investment professional within the meaning of Article 19(5) of the Order; (ii) a person who falls within Article 49(2)(a) to (d) of the Order; or (iii) any other person to whom this Announcement may lawfully be communicated;

k)	it has not offered or sold and will not offer or sell any Placing Shares and Warrants in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of FSMA;

l)	it has not offered or sold and will not offer or sell any Placing Shares and Warrants to the public in any member state of the European Economic Area except in circumstances falling within Article 3(2) of the Prospectus Directive which do not result in a requirement for a publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

m)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares and Warrants in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

n)	it is aware of, has complied with and will comply with its obligations in connection with the Criminal Justice Act 2003, MAR, the Proceeds of Crime Act 2002, the ML Regulations, the Terrorism Act 2000 and the Terrorism Act 2006 to the extent applicable to it;

o)	it will not distribute this Announcement or any other document relating to the Placing and it will be acquiring the Units for its own account as principal or for a discretionary account or accounts (as to which it has the authority to make and do make the statements in these terms and conditions) for investment purposes only;

p)	neither Panmure Gordon or Stifel owe any fiduciary duties to it in respect of any claim it may have relating to the Placing;

q)	it shall have no claim against Panmure Gordon, Stifel or the Company and it hereby irrevocably waives all such claims howsoever arising;

r)	it agrees to indemnify and hold harmless each of the Company, Panmure Gordon and Stifel and their respective affiliates from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach by it (or any person on whose behalf it is acting) of the representations, warranties, acknowledgements, agreements and undertakings in these terms and conditions and further agrees that the provisions of these terms and conditions shall survive after completion of the Placing;

s)	it has not received a prospectus, admission document or other offering document in connection with the Placing and acknowledge that no prospectus, admission document or other offering document has been prepared in connection with the Placing;

t)	if it is a pension fund or investment company, its subscription for or acquisition of any Units is in full compliance with applicable laws and regulations;

u)	the issue or transfer of Placing Shares and Warrants to it (whether as principal, agent or nominee) will not be subject to stamp duty or stamp duty reserve tax at the increased rates referred to in sections 67 or 93 (Depositary Receipts) or sections 70 or 96 (Clearance Services) of the Finance Act 1986;

v)	it is not a U.S. person (as such term is defined in the US Securities Act) or acquiring the Placing Shares and Warrants for the benefit of a U.S. person and is acquiring the Placing Shares and Warrants in an "offshore transaction" (within the meaning of Regulation S);

w)	it is aware that the Placing Shares and Warrants have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold within the US or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable securities laws;

x)	it is not acquiring the Placing Shares and Warrants with a view to any distribution or resale, directly or indirectly, in the United States;

y)	it has not, directly or indirectly, distributed, forwarded, transferred or otherwise transmitted this Announcement or any other materials concerning the Placing to any other persons within the United States, nor will it do any of the foregoing;

z)	the Placing Shares and Warrants have not been offered by the Company, the Joint Bookrunners, their respective directors, officers, agents, employees, advisors or any others by means of any “directed selling efforts” as defined in Regulation S;

aa)	it is not a person who is resident in, or a citizen of Australia, Canada, Japan, New Zealand or South Africa (or an agent or nominee of such a person) or a national or resident of any other territory in which it is unlawful to make an offer to subscribe for the Placing Shares and Warrants;

bb)	the relevant clearances have not been and will not be obtained from the Securities Commission of any province or territory of Canada and that the Placing Shares and Warrants have not been and will not be registered under the securities laws of Australia, Canada, Japan, New Zealand or South Africa and, therefore, the Placing Shares and Warrants may not be, directly or indirectly, offered or sold in Australia, Canada, Japan, New Zealand or South Africa except in circumstances where the offer, sale or delivery within any province or territory of Canada is permitted under the securities laws of such province or territory without compliance with the prospectus or registration requirements of such laws;

cc)	neither it nor any affiliate, nor any person acting on its or any affiliate's behalf, has or will offer, sell, take up, renounce, transfer or deliver directly or indirectly any Placing Shares and Warrants within Australia, Canada, Japan, New Zealand or South Africa or offer, sell, take up, renounce, transfer or deliver in favour of or to a resident of Australia, Canada, Japan, New Zealand or South Africa except in circumstances where any such action is permitted in, into or from any province or territory of Canada under the applicable securities laws of such province or territory of Canada without compliance with the prospectus or registrations requirements of such laws and is carried out in accordance with any applicable resale requirements of such laws;

dd)	it understands that, until 40 days after Admission, it may not offer or sell the Placing Shares or Warrants to, or for the benefit of, a U.S. person otherwise than pursuant to an available exemption from registration under the US Securities Act;

ee)	to the extent that it is purchasing Units on behalf of a third party:

(i)	it has carried out applicable procedures to verify the identity of such third party for the purposes of the ML Regulations;

(ii)	it has complied fully with its obligations pursuant to the ML Regulations;

(iii)	it will provide Panmure Gordon or Stifel (as the case may be) on demand with any information it might require for the purposes of verification under the ML Regulations; and

(iv)	it is not accepting its Placing Participation on a non-discretionary basis other than as agent for persons who are acquiring securities in the ordinary course of their business.

Money laundering

It is also a term of these terms and conditions that, to ensure compliance with the FCA Rules, the Proceeds of Crime Act 2002 and the ML Regulations (as applicable) Panmure Gordon  or Stifel (as the case may be) may, in their absolute discretion, require verification of a Placee's identity to the extent that it has not already provided the same.  Pending the provision to Panmure Gordon or Stifel (as the case may be) of evidence of identity, definitive certificates in respect of the Placing Shares and Warrants or the crediting of the relevant CREST accounts may be retained or delayed at Panmure Gordon or Stifel’s absolute discretion.

If within a reasonable time after a request for verification of identity, Panmure Gordon or Stifel (as the case may be) have not received evidence satisfactory to it, Panmure Gordon or Stifel as applicable, may, in their absolute discretion, terminate a Placee's Placing Participation (but without prejudice to Panmure Gordon or Stifel's rights or the Company's rights to take proceedings to recover any loss suffered by either or both of them as a result of a failure to provide satisfactory evidence), in which event the monies payable on acceptance of the relevant Units will, if paid, be returned without interest to the account of the bank from which they were originally debited.  No Placing Shares and Warrants will be placed with a Placee if before Admission its acceptance of any Placing Shares and Warrants is rejected pursuant to the Regulations.  Neither Panmure Gordon nor Stifel  will be liable to a Placee or any other person for any loss suffered or incurred as a result of the exercise of such discretion or as a result of any sale of shares comprised in a Placee's Placing Participation.

Law and jurisdiction

These terms and conditions and any non-contractual obligations connected with them are governed by English law.

All disputes arising under or in connection with these terms and conditions, or in connection with the negotiation, existence, legal validity, enforceability or termination of these terms and conditions, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

Placees irrevocably agree that the English courts are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

•determine any claim, dispute or difference arising under or in connection with these terms and conditions or in connection with the negotiation, existence, legal validity, enforceability or termination of these terms and conditions, whether the alleged liability shall arise under English law or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts ("Proceedings"); or

•grant interim remedies, or other provisional or protective relief.

Placees submit to the exclusive jurisdiction of such courts and accordingly any Proceedings may be brought against the Placees or any of them or any of their respective assets in such courts.

In considering this investment Placees should note that the Placing Shares are, or will be, traded on AIM, a market designed primarily for emerging or smaller companies to which a higher investment risk than that associated with larger or more established companies tends to be attached.  The rules of AIM are less demanding than those applicable to companies listed on the Official List of the UK Listing Authority.

The Company, Panmure Gordon and Stifel draw Placees' attention expressly to the fact that the value of shares can fluctuate in value in money terms, and accordingly that a Placee may not realise, on disposal by it of Placing Shares and Warrants which it acquires or subscribes for, the full amount of its investment.

All times and dates in this Announcement may be subject to amendment. Panmure Gordon or Stifel (as the case may be) shall notify the Placees and any person acting on behalf of the Placees of any changes.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Appendix III

DEFINITIONS

A&B (HK)	A&B (HK) Company Ltd, a company existing under the laws of Hong Kong, having its registered address at Unit 2016, 21/F Island Place Tower No. 510 King’s Road, North Point, Hong Kong, which is ultimately wholly owned by Mr. Lam Kong and which is related to CMS by virtue of each of A&B (HK) Company Ltd and CMS having a common ultimate shareholder being Mr. Lam Kong.

A&B (HK) Subscription	the subscription by A&B (HK) for 103,896,103 Units at an aggregate cost of £4 million pursuant to the A&B (HK) Subscription Agreement.

A&B (HK) Subscription Agreement	the conditional subscription agreement entered into on 29 January 2019 between the Company and A&B (HK), further details of which are set out in this Announcement.

Admission	admission of the New Ordinary Shares of the Company to trading on AIM becoming effective in accordance with Rule 6 of the AIM Rules.

AIM	the market of that name operated by the London Stock Exchange.

AIM Rules	the AIM Rules for Companies published by the London Stock Exchange from time to time.

Announcement	this announcement.

Application Form	the application form on which Qualifying Non-CREST Shareholders may apply for Open Offer Shares under the Open Offer.

Articles	the articles of association of the Company.

Basic Entitlement(s)	the entitlement to subscribe for Open Offer Shares, allocated to a Qualifying Shareholder pursuant to the Open Offer.

Board	the board of directors of the Company from time to time.

Business Day	a day other than a Saturday, Sunday or public holiday on which banks are open for general business in the City of London.

Capital Raising	the Subscription, the Placing and the Open Offer taken together.

CA 2006	the Companies Act 2006 as amended.

CMS	China Medical System Holdings Limited, a company existing under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Code: 00867).

CMS Bridging	CMS Bridging Limited, a company organised under the laws of Hong Kong, and whose registered address is Unit 2106, 21/F, Island Place Tower No. 510 Kings Road, North Point, Hong Kong, a wholly owned subsidiary of CMS.

CMS HK	CMS Medical Hong Kong Limited, a company organised under the laws of Hong Kong and whose registered address is Unit 2106, 21/F, Island Place Tower No. 510 Kings Road, North Point, Hong Kong, a wholly owned subsidiary of CMS.

CMS Licence Agreement	the license, collaboration and distribution agreement entered into by the Company, CMS Bridging, CMS HK and CMS on 29 January 2019.

Concert Party Related Agreements	the A&B (HK) Subscription Agreement, the CMS Subscription Agreement, the Relationship Agreement, the Lock-In Deed and the CMS Licence Agreement.

CMS Subscription	the subscription by CMS Venture for 103,896,103 Units at an aggregate cost of £4 million pursuant to the CMS Subscription Agreement.

CMS Subscription Agreement	the conditional subscription agreement for Units entered into on 29 January 2019 between the Company and CMS Venture.

CMS Territory	the Greater China Area and certain countries in south east Asia.

CMS Venture	CMS Medical Venture Investment (HK) Limited, a wholly owned subsidiary of CMS.

Concert Party	the Concert Party for the purposes of the Takeover Code, the members of which are the Subscribers being CMS Venture and A&B (HK) and each of their concert parties including, but not limited to, Mr. Lam Kong.

Company or Midatech	Midatech Pharma plc, incorporated and registered in England and Wales (with registration number 09216368), whose registered office is at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire OX14 4RQ.

CREST	the computerised settlement system (as defined in the CREST Regulations) operated by Euroclear which facilitates the holding and transfer of title to shares in uncertificated form.

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755) and any modification thereof or any regulations in substitution thereof for the time being in force.

Directors	the directors of the Company.

Enlarged Share Capital	the issued ordinary share capital of the Company immediately following Admission (comprising the Existing Ordinary Shares, the Subscription Shares, the Placing Shares and the Open Offer Shares). Where the context requires, this assumes full take-up of the Open Offer Shares.

Euroclear	Euroclear UK & Ireland Limited, a company incorporated in England and Wales and the operator of CREST.

Excess Application Facility	the facility by which Qualifying Shareholders may apply under the Open Offer for Open Offer Units in excess of their Open Offer Entitlements.

Existing Ordinary Shares	the 61,184,135 Ordinary Shares in issue at the date of this Announcement.

Existing Shareholders	Shareholders who hold Existing Ordinary Shares as at the Record Date.

FCA	the Financial Conduct Authority of the United Kingdom.

FSMA	the Financial Services and Markets Act 2000, as amended.

General Meeting or GM	the general meeting of the Company to be held in the week commencing 25 February 2018.

Greater China Area	mainland China, Hong Kong, Macau and Taiwan.

Group	the Company and its subsidiaries and subsidiary undertakings.

Independent Shareholders	the Shareholders other than (i) the members of the Concert Party (to the extent they are Shareholders as at the Record Date) and (ii) any Existing Shareholders who participate in the Placing (to the extent they are Shareholders as at the Record Date).

Issue Price	3.85 pence per Unit.

Joint Bookrunners	joint bookrunners to the Company for the purpose of Placing, Panmure and Stifel.

ML Regulations	the Money Laundering Regulations 2017

London Stock Exchange	London Stock Exchange plc.

NDA	New Drug Application.

MAR	the Market Abuse Regulation (EU) No 596/2014.

New Ordinary Shares	the ordinary shares of 0.005 pence each in the capital of the Company to be issued pursuant to the Subscription, the Placing and the Open Offer.

Open Offer	the conditional invitation to be made to Qualifying Shareholders to apply to subscribe for Units at the Issue Price.

Open Offer Entitlement or Basic Entitlement	the entitlement of Qualifying Shareholders to subscribe for Open Offer Units allocated to Qualifying Shareholders on the Record Date pursuant to the Open Offer calculated on the basis of 0.318 Open Offer Unit for every 1 Existing Ordinary Share held by that Qualifying Shareholder on the Record Date.

Open Offer Shares	the 19,456,554 New Ordinary Shares being made available to Qualifying Shareholders pursuant to the Open Offer.

Open Offer Units	means the Units to be offered to Qualifying Shareholders under the Open Offer comprising one Open Offer Share and one Warrant.

Ordinary Shares	ordinary shares of 0.005 pence each in the capital of the Company.

Overseas Shareholder	holders of Existing Ordinary Shares who are neither resident in, nor have a registered address in, the UK.

Panel	The Panel on Takeovers and Mergers.

Panel Waiver	the waiver to be sought from the Panel (subject to the passing of the Whitewash Resolution by the Independent Shareholders) in respect of any obligation of the Concert Party (individually and collectively) to make a mandatory general offer pursuant to Rule 9 as a result of (i) the issue of the Subscription Shares; and (ii) the issue and exercise of the Subscription Warrants.

Panmure Gordon	Panmure Gordon (UK) Limited, the Company’s Nominated Advisor and Joint Bookrunner.

Placees	persons who have agreed to subscribe for Units in the Placing.

Placing	the placing of the Units by the Joint Bookrunners, at the Issue Price, pursuant to the Placing Agreement to be carried out by an accelerated bookbuild process.

Placing Agreement	the conditional agreement dated 4 February 2019 between (1) the Company and (2) Panmure Gordon and (3) Stifel relating to the Placing and Open Offer.

Placing Shares	the New Ordinary Shares to be allotted pursuant to the Placing.

Qualifying CREST Shareholders	Qualifying Shareholders holding Existing Ordinary Shares in uncertificated form.

Qualifying Non-CREST Shareholders	Qualifying Shareholders holding Existing Ordinary Shares in certificated form.

Qualifying Shareholders	subject to any restrictions imposed on Overseas Shareholders, holders of Existing Ordinary Shares whose names appear on the register of members of the Company on the Record Date as holders of Existing Ordinary Shares and who are eligible to be offered Open Offer Units under the Open Offer.

Record Date	expected to be on or around 6.00 p.m. on 4 February 2019, in respect of the entitlements of Qualifying Shareholders under the Open Offer.

Relationship Agreement	the relationship agreement entered into on 29 January 2019 between the Company, CMS, CMS Venture, Mr. Lam Kong, A&B (HK) and Panmure Gordon to regulate the Company’s relationship with such parties.

Registrar and Receiving Agent	Neville Registrars Limited.

Regulation S	Regulation S under the Securities Act.

Resolutions	the resolutions to be proposed at the GM.

Restricted Jurisdiction	each and any of the United States of America, Australia, Canada, Japan, New Zealand, Russia, and the Republic of South Africa and any other jurisdiction outside of the United Kingdom where a distribution may lead to a breach of any applicable legal or regulatory requirements.

Rule 9	Rule 9 of the Takeover Code.

Securities Act	the US Securities Act of 1933, as amended.

Shareholders or member	holders of Existing Ordinary Shares and/or New Ordinary Shares as the context requires.

Spanish Government Loan	the proposed loan finance that the Company has applied for under the Spanish Ministry of Industry Reindustrialisation programme.

Stifel	Stifel Nicolaus Europe Limited, the Company’s Joint Bookrunner.

Subscribers	A&B (HK) and CMS Venture who have each agreed to subscribe for Units at the Issue Price pursuant to the Subscription Agreements.

Subscriber Warrants	the 207,792,206 Warrants to be granted to the Subscribers pursuant to the Subscription.

Subscription	the proposed subscription by the Subscribers of 207,792,206 Units at the Issue Price pursuant to the Subscription Agreements.

Subscription Agreements	the A&B Subscription Agreement and the CMS Subscription Agreement.

Subscription Shares	the 207,792,206 New Ordinary Shares which the Company is proposing to issue pursuant to the Subscription.

Takeover Code	the City Code on Takeovers and Mergers.

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland.

Uncertified or in uncertificated form	recorded on the relevant register of the share or security concerned as being held in uncertified form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST.

Unit	a unit comprising one New Ordinary Share and one Warrant.

United Kingdom Listing Authority	the FCA, acting in its capacity as the competent authority for the purposes of Part VI of FSMA.

US or United States	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction.

US person	a US person for purposes of Regulation S under the Securities Act.

Warrants	the unlisted warrants over New Ordinary Shares to be issued to the Subscribers, the Placees and the Qualifying Shareholders (to the extent that Qualifying Shareholders subscribe for Open Offer Units pursuant to the Open Offer) pursuant to the terms of the Warrant Instrument, conditional upon the passing of the Whitewash Resolution and completion of the Capital Raising, exercisable at a price of 50 pence per Warrant. The Warrants will not be admitted to trading on AIM.

Warrant Instrument	the deed poll instrument of the Company dated 29 January 2019 pursuant to which the Warrants will be issued to the Subscribers, the Placees and the Qualifying Shareholders (to the extent that Qualifying Shareholders subscribe for Open Offer Units pursuant to the Open Offer) upon completion of the Capital Raising.

Whitewash Resolution	the ordinary resolution of the Independent Shareholders to approve the Panel Waiver to be proposed and held on a poll at the General Meeting.